Exhibit 99.1

Bend NovaTech Group Limited

CODE OF BUSINESS

CONDUCT AND ETHICS

1.	Purpose of the Code of Business Conduct and Ethics (the “Code”)

It is the Company’s objective to establish, implement, maintain, monitor, and enforce an internal control system that provides reasonable assurance that the directors and employees of the Group comply with the applicable rules and regulations while enabling the Group to continue its investing activities and other operations as required to ensure the maximization of shareholders’ benefits.

The Company is committed to open and honest communication. We believe the success of the Company is built upon each and every employee’s personal accountability, professionalism and sound judgment.

It is of utmost importance that the Company is run and managed by people with high ethical values. To facilitate, the Company has established this Code of Conduct such that the employees of the Group, in particular the management, are bound to abide strictly.

2.	Ethics Policy

Each director and employee are required to conform to the following guidelines:

●	treating ethical behaviour and quality of service as the first priority; commercial considerations may not override the quality of the work performed;

●	safeguarding and properly using and maintaining office and computer equipment and other shared assets. This includes using the Group’s technological resources only for appropriate business purposes, taking into consideration ethics, client confidentiality, and privacy;

●	following the Group’s standard practices for work hours, attendance, administration, meeting deadlines, and quality control;

●	avoiding conflicts of interest, political contributions and bribery;

●	keeping the company and client data, business and client information, and personal information protected and fully confidential.

3.	Avoiding Conflicts of Interest

Each director and employee are required to disclose in writing, and obtain prior authorisation, before engaging in any business, investment or activity that might pose or appear to pose a conflict between their individual interests and those of the Group. They should avoid participating in any external activities and transactions that could interfere with the performance of their duties and responsibilities, affect their independent and objective judgment, or discredit or divert business opportunities away from the Group without the prior consent of management.

The circumstances in which a conflict of interest might arise are too numerous to list. But certain activities clearly fall into this category, such as, concurrent employment with any organizations other than the Company; being director of any non-affiliated commercial, financial or industrial organization; and negotiation or transactions by one’s self for business of any kind with the Company, etc.

All directors and employees are strictly prohibited from providing or making available confidential or insider information to anyone outside the Group without proper authorisation from the Chief Executive Officer and the Executive Director or their designate in order to prevents the improper usage of confidential or insider information. Directors and other specified individuals of the Company are further required to refrain from trading the Company’s shares at certain times and under certain conditions, and abide by the Company’s code, policy and procedures on securities transactions. General queries on these requirements may be directed to the Secretary to the Board.

4.	Political Contributions and Bribery

It is the Company’s general policy to remain politically neutral and avoid making political contributions (donations). However, the Company’s policy in no way restricts an employee, as an individual, from making political contributions or participating in local or national politics.

The Group is committed to abiding by all laws and regulations or if necessary to exceeding them, to prevent bribery wherever doing business. The Group defines the term ‘bribe’ broadly to include any illicit advantage offered or accepted as an inducement to or reward for performing or abstaining from performing any company duties. Items considered bribes include cash, cash equivalents, loans, commissions, and benefits in kind, etc. Bribery does not include traditional gifts of nominal value given during festive seasons.

All staffs are forbidden to pay, offer, ask for, propose terms for or accept bribes directly or with the assistance of any organization or individual. All staff is also strictly prohibited from discussing terms with people who ask for or offer bribes.

Anyone who receives an offer of bribery must immediately report to their manager and the Chief Executive Officer.

5.	Confidentiality

All staffs are required to safeguard at all times the confidentiality of business or other sensitive information and the integrity of business and operational records of the Group. In general, matters not publicised or released to the public domain by the Company may be sensitive and the staff should treat this information with reasonable care and security. The internet and email are provided to employees as tools to carry out their employment duties. All messages created, sent or retrieved using company internet and email facilities remain the property of the Group and cannot be considered private. As users, all staff has responsibility to ensure these facilities are used in an ethical and lawful manner in accordance with the relevant laws and Group policies and procedures in each respective jurisdiction. Failure to abide by such laws or policies and procedures can result in disciplinary action, including termination of employment.

6.	Disciplinary Action

Any violation of the Code relating to harassment and discrimination must be reported to the corresponding manager. Following investigation, any confirmed violation of harassment must be reported to Chief Executive Officer.

Any other types of potential actual violations of the Code must be reported to the Chief Executive Officer. Alternatively, one may prefer to initially report to his/her manager who must in turn report to Chief Executive Officer.

As the Group takes this reporting seriously and wants to fully investigate both potential and actual violations, it is preferred that these reports not be made anonymously. All reports and inquiries will be handled confidentially to the extent possible under the circumstances to preserve anonymity. Notwithstanding this, it is recognized that for any number of reasons an employee may not feel comfortable reporting potential violations directly. In these cases, anonymous reports may be submitted to the Chief Executive Officer.

Anyone found violating the Code will be subject to disciplinary action which may include dismissal. Anyone initiating or threatening to initiate retaliation against a complainant or informant will be subject to disciplinary action which may include immediate dismissal.

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